Exhibit (d)(16)(iv)

AMENDMENT NO. 2 TO

AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to Amended and Restated Investment Advisory Agreement (“Amendment No. 2”), dated as of August 1, 2004, between The Equitable Life Assurance Society of the United States, a New York stock life insurance corporation (the “Manager”) and Wellington Management Company, LLP, a limited liability partnership organized under the laws of the Commonwealth of Massachusetts (“Adviser”), with respect to the AXA Premier Funds Trust.

The Manager and the Adviser agree to modify and amend the Amended and Restated Investment Advisory Agreement (the “Agreement”) dated as of August 18, 2003 between them as follows:

1.	Appendix A. Appendix A to the Agreement, setting forth the Funds of the Trust for which the Adviser is appointed as the investment adviser and the fees payable to the Adviser with respect to each Fund, is hereby replaced in its entirety by Appendix A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first above set forth

WELLINGTON MANAGEMENT COMPANY, LLP		THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

By:	/s/ Jonathan M. Payson	By:	/s/ Peter D. Noris
	Jonathan M. Payson Senior Vice President		Peter D. Noris Executive Vice President

APPENDIX A

TO AMENDMENT NO. 2

TO AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

WITH

WELLINGTON MANAGEMENT COMPANY, LLP

Fund	Annual Advisory Fee Rate**
AXA Premier Health Care Fund*	0.65% of the Wellington Allocated Portion’s average daily net assets up to and including $50 million; 0.55% of the Wellington Allocated Portion’s average daily net assets in excess of $50 million up to and including $100 million; and 0.45% of the Wellington Allocated Portion’s average daily net assets in excess of $100 million

Small/Mid Cap Value Portfolios, which shall consist of the following Allocated Portion and Other Allocated Portion*** (collectively referred to as “Small/Mid Cap Value Portfolios”):

AXA Premier Small/Mid Cap Value Fund*

AXA Premier VIP Small/Mid Cap Value Portfolio*, ***

0.55% of the Wellington Allocated Portions’ average daily net assets up to and including $200 million; and 0.45% of the Wellington Allocated Portion’s average daily net assets in excess of $200 million

Technology Portfolios, which shall consist of the following Allocated Portion and Other Allocated Portion*** (collectively referred to as “Technology Portfolios”):

AXA Premier Technology Fund*

AXA Premier VIP Technology Portfolio*, ***

0.65% of the Wellington Allocated Portions’ average daily net assets up to and including $50 million; 0.55% of the Wellington Allocated Portions’ average daily net assets in excess of $50 million up to and including $100 million; and 0.45% of the Wellington Allocated Portions’ average daily net assets in excess of $100 million

*	Fee to be paid with respect to this Fund shall be based only on the portion of the Fund’s average daily net assets advised by the Adviser, which may be referred to as the “Wellington Allocated Portion.”
**	The daily advisory fee for the Wellington Allocated Portion is calculated by multiplying the aggregate net assets of the Wellington Allocated Portion at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.

***	Other Allocated Portions are other registered investment companies (or series or portions thereof) that are managed by the Manager and advised by the Adviser, which are classified as “Small/Mid Cap Value Portfolios” or “Technology Portfolios”, respectively.